Exhibit 99.316

Nextech AR Solutions Corp. Announces a LiveX Showcase Event

‘LiveNow’ Featuring Guest Speaker Entrepreneur Gary Vee

VANCOUVER, B.C., Canada – May 20th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) on May 12th, 2021 the Company released a new innovation to deliver great customer experiences at scale, with the power of Augmented Reality (“AR”). Nextech AR “LiveX” the Company’s Digital Experience Platform is an open and extensible platform that enables Augmented Digital Experiences, AR E-Commerce, AR Advertising, and AR Products. Innovations include AR capabilities, general availability of AR Livestreaming Holograms, real-time customer data analytics, as well as new ways to personalize and deliver impactful digital and hybrid experiences. The Company's AR Innovation Labs team is also currently working on NFT technology for the Augmented Reality experiences on LiveX.

Join us at our signature event called “LiveNow” and listen to keynote speaker Gary Vaynerchuk (known globally as Gary Vee) riff on the digital transformation and how it’s affecting all of us. Discover how AR digital innovation, and Non-Fungible Token (“NFT”) are changing the way we live, shop, learn, and work today and in the future.

Event Details:

Date: Tuesday, June 29th, 2021

Time: 10:00 a.m. Eastern Time

Webcast Link: https://www.nextechar.com/live-now-registration

Register to get exclusive access to content and presentations from this event.

Evan Gappelberg, CEO of Nextech comments: “We are really excited about our signature customer event on our own Digital Experience Platform LiveX and the news and innovations we have to share with our customers, partners, investors, and young talents. We are at a truly unbelievable speed of product releases delivering more innovations in Augmented Reality than ever before. Starting with AR Livestreaming Holograms, as well as AR 3D Object Creation with Artificial Intelligence, and Augmented Reality NFTs just to name a few. We are thrilled to welcome Gary to our LiveX platform and hear him speak at our signature event LiveNow where we will all be crossing the digital divide together. This is a very exciting event where likeminded entrepreneurs will speak to the exciting new world of experience-based technologies like AR and NFTs ”. He continues, “With the NFT enabled on the LiveX platform, we will have five AR enabled business units: AR eCommerce, AR Ad Network, Augmented Digital Experiences, AR Product showcases, and an exclusive creators AR NFT-enabled Marketplace which further positions us to be a leader in the Augmented Reality industry.”

About LiveX

LiveX is the all-in-one digital experience platform that sits at the intersection of the massive creator’s market and the enterprise market simultaneously.

LiveX enables Digital Transformation has been used for:

●	Education – experiential and interactive learning for students through Augmented reality labs and collaboration with Microsoft.
●	Hybrid events – meet safe and double attendance numbers by offering an in person and virtual component.
●	Marketplace – create opportunities for association members to connect with new markets and buyers.

About Gary Vee

Gary Vaynerchuk is an entrepreneur, author, speaker, and internet personality. Gary is considered one of the leading global minds on what’s next in culture. Gary is described as one of the most forward thinkers in business and technology – he acutely recognizes trends and patterns early to help others understand how these shifts impact markets and consumer behavior. Whether its emerging artists, esports, NFT investing or digital communications, Gary understands how to bring brand relevance to the forefront. He is a prolific angel investor with early investments in companies such as Facebook, Twitter, Tumblr, Venmo, Snapchat, Coinbase and Uber.

Share Option Grant

The Company has granted 935,000 stock options to officers, employees and consultants for the right to purchase up to an aggregate of 935,000 common shares of the Company (the “Options”). The Options vest over three years, at a price of $2.59 per share, being the closing price of the last trading day prior to the date of grant. All Options were granted in accordance with the Company's stock option plan.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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